UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025
Commission File Number: 001-42170

Collective Mining Ltd.

(Translation of registrant’s name into English)

82 Richmond Street East, 4th Floor

Toronto, Ontario

Canada, M5C 1P1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                Form 40-F ☒

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Marketing materials (other than specified derivative) dated October 1, 2025.
99.2	Press release dated October 1, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2025	Collective Mining Ltd.

	By:	/s/ Paul Begin
	Name:	Paul Begin
	Title:	Chief Financial Officer and Corporate Secretary

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